UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


-----
/ X /   Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange
-----   Act of 1934 for the Year Ended December 31, 2005


                  Or

-----
/   /   Transition Report Pursuant to Section 15(d) of the Securities Exchange
-----   Act of 1934


For the transition period from ______________________ to ___________________

Commission File No. 1-9232


A. Full title of the plan and address of the plan, if different from that of the issuer named below:



                  Volt Information Sciences, Inc. Savings Plan
                  --------------------------------------------



B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                                     Volt Information Sciences, Inc.
                                     -------------------------------
                                     560 Lexington Avenue
                                     --------------------
                                     New York, NY 10022
                                     ------------------

                VOLT INFORMATION SCIENCES, INC. AND SUBSIDIARIES
                                    FORM 11-K
                                TABLE OF CONTENTS





                                                                        Page No.
   (a) Financial Statements:                                            --------

       Report of Independent Registered Public Accounting Firm                 2

       Statement of Net Assets Available for Benefits - December 31,
        2005 and December 31, 2004                                             3

       Statement of Changes in Net Assets Available for Benefits -
        For the year ended December 31, 2005 and December 31, 2004             4

       Notes to Financial Statements                                           5

       Supplemental Schedules:
       Schedule of Assets (Held at End of Year)                               10
       Schedule of Reportable Transactions                                    11


   Signature                                                                  12

   (b) Exhibits:
       Consent of Independent Registered Public Accounting Firm               13

             Report of Independent Registered Public Accounting Firm


The Trustees of the
     Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2006

                  Volt Information Sciences, Inc. Savings Plan

                 Statements of Net Assets Available for Benefits


                                                            December 31
                                                        2005           2004
                                                   -------------- --------------
Assets
Cash                                               $           -  $           1
Investments, at fair value:
   Mutual funds                                       71,719,492     64,786,048
   Volt Information Sciences, Inc. Common Stock       11,983,874     17,377,984
   Participant loans                                   2,728,540      2,283,541
                                                   -------------- --------------
                                                      86,431,906     84,447,573

Contributions receivable from participants               146,341        137,219
Contributions receivable from employer                   818,568        748,808
                                                   -------------- --------------
Total assets                                          87,396,815     85,333,601

Liability
Pending trades, net                                       15,198         46,570
                                                   -------------- --------------
Net assets available for benefits                  $  87,381,617  $  85,287,031
                                                   ============== ==============



See accompanying notes.

                  Volt Information Sciences, Inc. Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                      Year ended December 31
                                                        2005           2004
                                                   -------------- --------------
Additions
Investment income:
   Interest and dividend income                    $   1,343,358  $   1,213,609
   Net (depreciation) appreciation in fair value
    of investments                                    (4,279,557)     8,516,727
Participant contributions                             10,599,345      8,539,058
Employer contributions                                 1,676,600      1,451,076
                                                   -------------- --------------
                                                       9,339,746     19,720,470
Deductions
Benefits paid to participants                          7,245,160      3,962,342
                                                   -------------- --------------
Net increase                                           2,094,586     15,758,128

Net assets available for benefits at beginning
 of year                                              85,287,031     69,528,903
                                                   -------------- --------------
Net assets available for benefits at end of year   $  87,381,617  $  85,287,031
                                                   ============== ==============



See accompanying notes.

                  Volt Information Sciences, Inc. Savings Plan

                          Notes to Financial Statements



A. Background

The Volt Information Sciences, Inc. Savings Plan (the "Plan"), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. ("VIS" or the "Company") on September 29, 1980.

In January 2000, the Volt Information Sciences, Inc. Employees' Stock Ownership Plan ("ESOP") was merged into the Plan. In connection therewith, all of the ESOP assets were transferred into the Plan. All ESOP benefit accruals were frozen and all accounts became fully vested, effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investments, including the investment in VIS common stock, are stated at fair value, generally determined by reference to published market data. Participant loans are stated at their outstanding principal balances, which approximate fair value.

All costs and expenses incurred with regard to the administration of the Plan are paid by the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  Volt Information Sciences, Inc. Savings Plan

C. Investments

The fair value of investments held by the Plan as of December 31, 2005 and 2004 were as follows:

                                                                            December 31
                                                                     2005                 2004
                                                              ------------------   ------------------
Core Funds:
   Mellon Certus Stable Value Fund                            $     14,024,942*    $     13,691,393*
   Dreyfus Premier Balanced Fund                                     6,079,933*           5,779,505*
   Dreyfus Disciplined Stock Fund                                    1,941,228            1,621,352
   Dreyfus Midcap Value Fund                                        16,795,201*          14,707,572*
   Dreyfus Basic S&P 500 Index Fund                                 19,003,753*          17,533,169*
   Dreyfus Founders Discovery Fund                                   2,676,121            2,606,546
   Dreyfus Premier Basic Core Bond Fund                              5,190,050*           4,688,702*
   Dreyfus Appreciation Fund                                         1,965,965            1,369,342
   Templeton Foreign Fund                                            3,786,166            2,491,126
   Volt Information Sciences, Inc. Common Stock Fund                11,983,874*          17,377,984*
Self-directed accounts                                                 256,133              297,341
Participant loans                                                    2,728,540            2,283,541
                                                              ------------------   ------------------
Total investments                                             $     86,431,906     $     84,447,573
                                                              ==================   ==================

*Individual investment representing 5% or more of net assets available for benefits.

During the years ended December 31, 2005 and 2004, the Plan's investments (including investments purchased, sold and held during the year) (depreciated) appreciated in fair value (realized and unrealized) as follows:

                                                                            December 31
                                                                     2005                 2004
                                                              ------------------   ------------------
Mutual funds                                                  $      2,075,781     $      4,386,023
Volt Information Sciences, Inc. Common Stock Fund                   (6,355,338)           4,130,704
                                                              ------------------   ------------------
Net (depreciation) appreciation                               $     (4,279,557)    $      8,516,727
                                                              ==================   ==================

                  Volt Information Sciences, Inc. Savings Plan

C. Investments (continued)

The following table details information about the net assets and the significant components of the changes in net assets relating to the Volt Information Sciences, Inc. Common Stock Fund, which includes both participant and non-participant directed amounts.

                                                      Year ended December 31
                                                        2005           2004
                                                   -------------- --------------
Additions
Investment income:
   Interest and dividend income                    $       1,404  $         336
   Net (depreciation) appreciation in fair value      (6,355,338)     4,130,704
Participant contributions                                807,106        655,984
Employer contributions                                   129,742        121,285
Transfers from (to) other investment funds, net          480,907       (326,069)
                                                   -------------- --------------
                                                      (4,936,179)     4,582,240
Deductions
Benefits paid to participants                            481,005        607,071
                                                   -------------- --------------

Net (decrease) increase                               (5,417,184)     3,975,169

Net assets available for benefits at beginning
 of year                                              17,470,611     13,495,442
                                                   -------------- --------------
Net assets available for benefits at end of year   $  12,053,427  $  17,470,611
                                                   ============== ==============


The Plan provides that participants who have attained the age of 55 and have 10 years of participation in the Plan may elect to diversify their ESOP investment of up to 25% of their individual accounts during an "election period", as defined. Participants who have attained the age of 60 and have completed ten years of participation in the Plan may elect to diversify the investment of up to 50% of their individual accounts during the "election period".

                  Volt Information Sciences, Inc. Savings Plan

D. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan has applied for but not yet received a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator will take all actions necessary to maintain the qualified status of the Plan.

E. Plan Description

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the Plan Document.

     Eligibility: Employees become eligible on their first day of employment, except as outlined in the Plan Document.

     Participant Contributions: Effective January 2, 2003, participants have the option of contributing up to 60% of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan's available core fund options. Participants who have reached age 50 on or before December 31 and who have already contributed the maximum, may elect to make a catch-up contribution up to the Internal Revenue Service maximum.

     Employer Contributions: The Company provides a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. These contributions are made semi-annually. Company matching contributions vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with VIS without being fully vested may be used to reduce future employer contributions. At December 31, 2005 and 2004, the balance of unused forfeitures was $239,179 and $142,243, respectively.

     Rollover Contributions: The Plan permits the acceptance of rollover contributions upon approval of the Company. Rollover contributions generally consist of lump-sum distributions received by a participant from a qualified retirement plan, an individual retirement account or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.

     Investments: Upon enrollment or reenlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a self-directed account and may invest up to 50% of their total account balance in mutual funds outside of the core funds.

                  Volt Information Sciences, Inc. Savings Plan

E. Plan Description (continued)

The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The maximum loan is 50% of the participant's account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant's account. The interest rate is the prime rate plus 1% at the time the loan is processed.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets will be distributed to participants based on their individual account balances.

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                            December 31
                                                                     2005                 2004
                                                              ------------------   ------------------
Net assets available for benefits per the financial
 statements                                                   $     87,381,617     $     85,287,031
Less amounts allocated to withdrawing participants                    (280,842)            (348,675)
                                                              ------------------   ------------------
Net assets available for benefits per the Form 5500           $     87,100,775     $     84,938,356
                                                              ==================   ==================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

   Benefits paid to participants per the financial statements                      $      7,245,160
   Add amounts allocated to withdrawing participants at year-end                            280,842
   Less amounts allocated to withdrawing participants at prior year-end                    (348,675)
                                                                                   ------------------
   Benefits to participants per the Form 5500                                      $      7,177,327
                                                                                   ==================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

                                                                EIN: #13-5658129
                                                                      Plan: #001

                  Volt Information Sciences, Inc. Savings Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                                                                   Current
                             Description                        Units/Shares        Value
-----------------------------------------------------------------------------------------------

Mellon Certus Stable Value Fund*                                14,024,942      $  14,024,942
Dreyfus Premier Balanced Fund*                                     476,857          6,079,933
Dreyfus Disciplined Stock Fund*                                     57,552          1,941,228
Dreyfus Midcap Value Fund*                                         529,984         16,795,201
Dreyfus Basic S&P 500 Index Fund*                                  522,799         19,003,753
Dreyfus Founders Discovery Fund*                                    93,636          2,676,121
Dreyfus Premier Basic Core Bond Fund*                              362,941          5,190,050
Dreyfus Appreciation Fund*                                          49,458          1,965,965
Templeton Foreign Fund                                             298,594          3,786,166
Volt Information Sciences, Inc. Common Stock Fund* (1)             630,067         11,983,874
Calamos Invt TR New Growth Fund                                        131              7,197
Dreyfus 100% US Treasury MM Fund*                                   10,259             10,259
Fidelity Advisory Ser. VII Strategic Opportunities                     211              4,419
Mutual Service Discover Fund                                           336              8,759
Weitz Partners Value Fund                                              455             10,355
Buffalo Small Cap Fund                                                 166              4,227
Wexford TR Muhlenkamp Fund                                             123             10,416
Vanguard Specialized Portfolio                                         443             24,836
Bridgeway Ultra Small Company Market Fund                              279              5,014
Royce Total Return Fund                                              2,388             30,085
Constellation TP Small Cap Value Fund                                  420              7,598
FMI Large Cap Fund                                                   3,340             44,720
Dodge & Cox Stock Fund                                                 222             30,513
FMI Focus Fund                                                          55              1,795
Rowe & Price Midcap Value Fund                                       1,389             32,470
Fidelity Contrafund Inc. New Insights Fund                             259              4,308
TBC Inc Pooled EMP Daily                                            19,162             19,162
Participant loans**                                              2,728,540          2,728,540
                                                                                ---------------
                                                                                $  86,431,906
                                                                                ===============
*    Indicates party-in-interest to the Plan.
**   All loans mature within 10 years; interest rates range from 5.00% to 10.5%.

(1)  Cost $13,786,680

                                                                EIN: #13-5658129
                                                                      Plan: #001

                  Volt Information Sciences, Inc. Savings Plan

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year ended December 31, 2005

                                                                                                  Current
                                                                                                  Value of
                                                                                                  Asset on
                                                     Purchase       Selling         Cost of     Transaction
              Description of Assets                   Price          Price           Asset          Date         Net Gain
----------------------------------------------------------------------------------------------------------------------------

Category (iii)--A series of transactions with
  respect to securities of the same issue which
  amount in the aggregate to more than 5% of
  the current value of plan assets at the
  beginning of the plan year                      $   3,418,749  $           -  $   3,418,749  $   3,418,749  $          -
Volt Information Sciences, Inc. Common Stock
  Fund*                                                       -      2,457,521      2,280,233      2,457,521       177,288

     There were no category (i), (ii) or (iv) transactions during the year ended
     December 31, 2005.

*    Indicates party-in-interest to the Plan.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                                 VOLT INFORMATION SCIENCES, INC.
                                                          SAVINGS PLAN
                                                 -------------------------------



                                                 By: /s/ Jack Egan
                                                     ---------------------------
                                                     Jack Egan, Administrator



Date: June 22, 2006

            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in Registration Statement No. 333-45903 on Form S-8 dated February 9, 1998 and Registration Statement No. 333-106245 on Form S-8 dated June 18, 2003 pertaining to the Volt Information Sciences, Inc. Savings Plan of our report dated June 22, 2006, with respect to the financial statements and schedules of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.




New York, New York
June 22, 2006